Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus Dated October 7, 2011

File No. 333-175514

October 13, 2011

This free writing prospectus should be read together with the preliminary prospectus, dated October 7, 2011, relating to the initial public offering of common stock by ZELTIQ Aesthetics, Inc. (the “Preliminary Prospectus”), included in Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-175514). The Preliminary Prospectus has been updated by Amendment No. 6 to the Registration Statement, which can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1415336/000119312511270013/d197669ds1a.htm. References to “we,” “us,” and “our” are used in the same manner described in the Preliminary Prospectus.

The following information supplements and updates the Recent Developments section contained on pages 5 and 6 of the Preliminary Prospectus by disclosing the preliminary range of estimated net loss for the three months ended September 30, 2011 as compared to the net loss for the three months ended June 30, 2011.

Recent Developments

We are currently finalizing our financial results for the three months ended September 30, 2011. While complete financial information and operating data as of and for such period are not available, based on the information and data currently available, our management preliminarily estimates that for the three months ended September 30, 2011 our total revenues were between $17.5 million and $17.7 million, consisting of between $13.1 million and $13.2 million of systems revenues and between $4.4 million and $4.5 million of procedure fees revenues, compared to total revenues of $17.4 million, consisting of $12.0 million of systems revenues and $5.4 million of procedure fees revenues for the three months ended June 30, 2011. As anticipated, both systems and procedure fees revenues during the three months ended September 30, 2011 were negatively impacted by seasonal trends during the summer months in the United States and Europe due to vacations taken by our physician customers and their patients. For more information related to the affects of seasonality on our business, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quarterly Results of Operations Data.” In addition, our management preliminarily estimates that for the three months ended September 30, 2011 our net loss was between $(2.7) million and $(3.0) million, compared to a net loss of $(559) thousand for the three months ended June 30, 2011. Our net loss increased materially in the three months ended September 30, 2011 compared to the three months ended June 30, 2011 principally as a result of increased operating expenses associated with growing our North American direct sales force, certain costs associated with preparing for this offering, expenses to develop marketing materials and collateral for our planned physician and consumer marketing initiatives, and increased research and development costs. The preliminary estimated range of net loss for the three months ended September 30, 2011 and the net loss for the three months ended June 30, 2011 presented above correspond to the net loss line item in our audited financial statements and exclude cumulative dividends on our convertible preferred stock.

The preliminary financial data above has been prepared by, and is the responsibility of, our management. Our independent registered public accounting firm has not audited, reviewed, compiled, or performed any procedures with respect to this preliminary financial data and does not express an opinion or any other form of assurance with respect thereto. Because the three months ended September 30, 2011 has recently ended, the unaudited revenues and net loss information presented above for the three months ended September 30, 2011 reflects estimates based only upon preliminary information available to us as of the date of this free writing prospectus and is not a comprehensive statement of our financial results for the three months ended September 30, 2011. Our financial statements and operating data as of and for the three months ended September 30, 2011 will not be available until after this offering is completed and may differ from the unaudited revenues and net loss information we have provided. Such differences may be material. Accordingly, you should not place undue reliance on these preliminary estimates. The estimates for the three months ended September 30, 2011 are not necessarily indicative of any future period and should be read together with “Risk Factors,” “Special Note Regarding Forward-looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Historical Financial Data” and our financial statements and related notes included elsewhere in the Preliminary Prospectus.

Availability of Prospectus

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC toll-free at (866) 803-9204 or by calling Goldman, Sachs & Co. toll-free at (866) 471-2526.

The information presented in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein. This information does not purport to be a complete description of the securities or of the offering. Please refer to the Preliminary Prospectus, as amended hereby, for a complete description.